Exhibit 99.4
NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Sims Metal Management Limited
ACN 114 838 630
30 November 2009
Important Information
THIS IS AN IMPORTANT DOCUMENT. The Sims Metal Management Limited Share Purchase Plan does not take into account your individual investment objectives, financial situation or particular needs. If you are in any doubt about the action you should take, please consult your financial, taxation or other adviser accordingly.
These materials do not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. person”). The shares in Sims Metal Management Limited have not been and will not be registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
30 November 2009
Dear Shareholder
The Board of Directors is pleased to invite you to participate in the Sims Metal Management Limited (the “Company”) Share Purchase Plan (“SPP”) to raise a target of $75 million. The SPP provides Eligible Shareholders with an opportunity to apply for a minimum of $500 up to a maximum of $15,000 of new fully paid ordinary shares in the capital of the Company (“New Shares”), without incurring any brokerage or other transaction costs, on the terms and conditions of the SPP.
On 20 November 2009, the Company successfully completed a $400 million institutional placement of shares at an issue price of $21.00 per share (“Placement”). The SPP provides Eligible Shareholders with an opportunity to acquire New Shares at a price no greater than the issue price of shares under the Placement.
Participation in the SPP is optional and is open to shareholders who, as at 7.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 24 November 2009, were registered as holders of fully paid ordinary shares in the Company (“Shares”) and whose address on the Company’s Share register is in Australia or New Zealand (“Eligible Shareholders”). The SPP is also being extended to Eligible Shareholders who are custodians to participate in the SPP on behalf of certain beneficiaries on the terms and conditions of the SPP.
New Shares issued under the SPP are expected to be allotted on Wednesday, 23 December 2009 and will rank equally with all existing Shares on issue from that date. Trading in New Shares on the Australian Securities Exchange (“ASX”) is expected to commence on Thursday, 24 December 2009.
Purpose of the SPP
The capital raising (comprising the Placement and the SPP) will be used to provide the Company with financial flexibility to continue to pursue its growth agenda for both the Metal Recycling division and its Sims Recycling Solutions (“SRS”) business. Initially, the proceeds will be used to repay debt, which will be redrawn as required. Cash balances will also be available to fund working capital should the Company’s markets rebound strongly.
The industries in Sims Metal Management’s key markets remain fragmented, and the Company has been successful in consolidating these markets in recent years. Since the completion of the Metal Management merger in March 2008, the Company has spent over $185 million acquiring businesses and has developed a core competency in the acquisition and integration of Metal Recycling and SRS businesses.
The Company also has a strong pipeline of value accretive capital expenditures, including the global roll-out of metal recovery technology and specific facility construction initiatives. Development of these technology efficiencies has been a focus for the Company in recent years. Sims Metal Management intends to roll-out globally 3rd generation downstream shredder technology to facilitate greater recovery of valuable non-ferrous metals and reduce waste going to landfill. The Company is also continuing to organically strengthen its core businesses of Metal Recycling and SRS including, but not limited to, the construction of an electronics recycling facility

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
in Canada (as a result of a recent contract award), a state-of-the-art Aerospace recycling facility (Connecticut, USA) and the previously announced NYCRC recycling facility in Brooklyn — to be commenced in the coming months.
Key elements of the SPP
The SPP issue price per share will be the lesser of:
•	$21.00, being the offer price under the Placement; and

•	the volume weighted average price of Shares traded in the ordinary course on the ASX over the 5 trading days up to, and including, the day on which the SPP is scheduled to close (that day being Tuesday, 15 December 2009), rounded down to the nearest cent.
This means that the most that an Eligible Shareholder will pay under the SPP is $21.00 per New Share, the same price as paid by institutional investors for Shares under the Placement.
The Company is targeting to raise $75 million under the SPP. The Company reserves absolute discretion regarding the amount raised under the SPP and the exercise of the right to scale back applications under the SPP (including if applications are received from Eligible Shareholders for an amount exceeding $75 million). The SPP is not underwritten. Full details of the SPP are set out in the attached SPP Offer Document.
How to apply
The SPP opens on Monday, 30 November 2009. To participate in the SPP, you may:
• complete and return your Application Form, together with your cheque, bank draft or money order drawn on an Australian financial institution in Australian dollars; or
• pay directly via BPAY®1, on the internet or by telephone banking (for shareholders with an eligible Australian bank account only), by no later than close of the SPP at 5.00pm (Australian Eastern Daylight Standard Time) on Tuesday, 15 December 2009.
The SPP does not take into account the individual investment objectives, financial situation or particular needs of any person. You should consider seeking independent advice before making a decision as to whether or not to participate in the SPP.
I encourage you to carefully read the attached SPP Offer Document. Should you require further assistance, please visit the Company’s website at www.simsmm.com or call the Sims Metal Management SPP Information Line, Monday to Friday,
8.30am — 5.30pm (AEDST) on 1300 152 179 (within Australia), or +61 3 9415 4681 (outside Australia).
Yours sincerely
Paul J Varello
Chairman

[1]	® registered to BPAY Pty Limited ABN 69 079 137 518.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Sims Metal Management Limited Share Purchase Plan — Offer Document
This SPP Offer Document is dated 30 November 2009.

This is an important document. Please read it carefully before making an investment decision in relation to the SPP. The offer to acquire New Shares under the SPP is not a recommendation to purchase New Shares. If you apply to participate in the SPP by completing and returning the Application Form or making a BPAY® payment, you are accepting the risk that it is possible that, up to or after the Allotment Date, you may be able to buy Shares at a lower price than the SPP issue price.
This document does not constitute investment or financial product advice and has been prepared without taking into account your individual objectives, financial situation or particular needs. You should consider the appropriateness of participating in the SPP having regard to your individual objectives, financial situation and particular needs. You are encouraged to obtain independent advice before deciding whether to participate in the SPP.
These materials do not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. person”). The shares in Sims Metal Management Limited have not been and will not be registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.
Eligible Shareholders have the opportunity to participate in the Share Purchase Plan (“SPP”) by subscribing for up to $15,000 of new fully paid ordinary shares in the capital of the Company (“New Shares") at the SPP issue price, without incurring any brokerage or other transaction costs. Details of the SPP and how to participate in the SPP are set out below.
The Company is targeting to raise $75 million under the SPP. The Company reserves absolute discretion regarding the amount raised under the SPP and the exercise of the right to scale back applications under the SPP, including if applications are received from Eligible Shareholders for an amount exceeding $75 million. The SPP is not underwritten.
SPP key dates

Event	Date
Record date	7.00pm (Australian Eastern Daylight Savings Time) Tuesday, 24 November 2009

SPP opens	Monday, 30 November 2009

SPP closes	5.00pm (Australian Eastern Daylight Savings Time) Tuesday, 15 December 2009

Allotment Date	Wednesday, 23 December 2009

Trading date	Thursday, 24 December 2009

Dispatch of confirmations of allotment	Tuesday, 29 December 2009

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Who is an Eligible Shareholder?
You are eligible to participate in the SPP (an “Eligible Shareholder") if you were a registered holder of fully paid ordinary shares in the Company (“Shares”) at 7.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 24 November 2009 (the “Record Date”) with an address on the Company’s Share register in Australia or New Zealand, subject to the terms and conditions of the SPP. The Company has determined that it is not practical for holders of Shares with addresses on its Share register in other jurisdictions to participate in the SPP (see “Foreign securities restrictions” below for more information on restrictions on participation).
How much can Eligible Shareholders apply for under the SPP?
Each Eligible Shareholder may participate in the SPP in $500 increments from a minimum of $500 up to the maximum of $15,000 (subject to any scale back).
Participation by Eligible Shareholders
The following rules apply to participation by Eligible Shareholders in the SPP:
Single holders — If you are the registered holder of Shares and you receive more than one offer under the SPP (for example, due to multiple registered holdings, including joint holdings), you may only apply for up to $15,000 of New Shares in total.
Joint holders — If you are recorded with one or more other persons as the joint holder of Shares, that joint holding is considered to be a single registered holding for the purpose of the SPP and a certification given by any of them is taken to be a certification given by all of them. If joint holders receive more than one offer under the SPP due to multiple registered holdings (including sole holdings), they may only apply for up to $15,000 of New Shares in total.
Custodians — The SPP also enables Eligible Shareholders who hold Shares as a “custodian” to participate in the SPP on behalf of each beneficiary on whose behalf the custodian is holding Shares up to a maximum amount of $15,000 of New Shares for each beneficiary.
Under ASIC Class Order [CO 09/425] (and any relevant applicable ASIC relief) you are a custodian if:
•	you hold an Australian financial services licence that:
•	covers the provision of a custodian or depository service; or

•	includes a condition requiring the holder to comply with the requirements of ASIC Class Order [CO 02/294]; or
•	you are exempt under:
•	paragraph 7.6.01(1)(k) of the Corporations Regulations 2001 (Cth); or

•	ASIC Class Order [CO 05/1270] to the extent that it relates to ASIC Class Order [CO 03/184], from the requirements to hold an Australian financial services licence for the provision of a custodial or depository service.
If a custodian holds Shares jointly on behalf of two or more persons, the $15,000 limit applies jointly in relation to those persons as if the custodian held the Shares on behalf of a single person, and the custodian is taken to have been instructed to apply for New Shares on behalf of those persons if the custodian has received such an instruction in accordance with the terms on which the Shares are held, or if the terms do not cover the giving of instructions of this kind, the custodian has received such an instruction from any of those persons.
An Eligible Shareholder who holds Shares in the capacity of a trustee or a nominee (or in another capacity) for another person but who is not a custodian (as defined above) cannot participate for beneficiaries in the manner outlined above. In this case, the rules for “Single holders” (above) apply.
Any trustee, nominee or custodian that holds Shares on behalf of persons in the United States or that is, or is acting for the account or benefit of, U.S. persons may not apply for Shares on behalf of such persons, and may not send to such persons this SPP Offer Document or any other material relating to the SPP.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Custodians must not distribute any documents relating to the SPP to any person in the United States or to any U.S. person.
How to apply for New Shares under the SPP
The SPP opens on Monday, 30 November 2009 and, under the SPP, you may apply for New Shares in $500 increments from a minimum of $500 up to the maximum of $15,000 (subject to any scale back).
If you are an Eligible Shareholder and would like to apply for New Shares under the SPP, you can either:
•	complete the enclosed Application Form and return it together with your cheque, bank draft or money order made payable to ‘SimsMM SPP Offer’ drawn on an Australian financial institution and in Australian dollars, to the Company‘s share registry (namely, Computershare Investor Services Pty Ltd) in the enclosed reply-paid envelope (New Zealand holders will need to affix the appropriate postage stamp) such that your application and payment are received no later than 5.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 15 December 2009;
or
•	for shareholders with an Australian bank account, make a BPAY® payment on the internet or by telephone banking by using the personalised customer reference number shown on your Application Form which is required to identify your holding. If you make your payment using BPAY® you do not need to return your Application Form, but you are taken to make the certifications and representations described in this SPP Offer Document and in the enclosed Application Form. If applying for New Shares by BPAY® you need to ensure your payment is received by the Company’s share registry by no later than 5.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 15 December 2009. Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and therefore should take this into consideration when making payment. It is the responsibility of the applicant to ensure that funds submitted through BPAY® are received by the close of the SPP.
Custodians wishing to apply on behalf of one or more beneficiaries should contact the Sims Metal Management SPP Information Line for more details. If you wish to apply as a custodian then an alternative form will be provided if requested by you for this purpose.
Applicants should not forward cash. Receipts for payment will not be issued. Applications will not be accepted at the offices of the Company or the Company’s share registry.
Applications and payments must be received by 5.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 15 December 2009. Applications and payments received after that time will not be accepted.
Applications may only be made for parcels of New Shares in $500 increments from a minimum of $500 up to the maximum of $15,000. If the amount of the cheque, bank draft or money order tendered with your Application Form or your BPAY® payment is:
•	less than $500 — the Company will not allot any New Shares to you and will refund your application money to you;

•	greater than $15,000 — subject to scale back, the Company will allot $15,000 of New Shares to you at the SPP issue price and will refund the excess application money to you; or

•	for an amount between $500 and $15,000 that is not a multiple of $500 — subject to scale back, the Company will allot to you the number of New Shares that would have been allotted had you applied for a multiple of $500 that is nearest to but less than the amount of your payment, and will refund the excess application money to you.
If your cheque does not clear, your application will not be accepted and you agree to be responsible for any dishonour fees or other costs incurred. If your cheque is dishonoured, it will not be re-presented.
If your Application Form is incomplete, contains errors or is otherwise invalid or defective, the Company may, in its sole discretion, accept, reject, correct or amend your application, issue such number of New

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Shares to you as it determines, refund your application money, or take any combination of these actions. Any refund will be paid to you shortly after the allotment of New Shares under the SPP. No interest will be paid to applicants on any refunded money.
Any application monies refunded by the Company will be paid by cheque or direct credit (such payment method to be determined by the Company in its absolute discretion) in Australian currency. If the Company determines to make payment to some shareholders by direct credit, by applying for New Shares each shareholder authorises the Company to pay the money using any payment instructions of the shareholder recorded in the Company’s share registry’s records or in the same method (by cheque or direct credit) used to pay dividends to shareholders.
Applications and payments under the SPP may not be withdrawn once they have been received by the Company. Application money will not bear interest as against the Company under any circumstances. Please read the enclosed Application Form for further details of how to apply for New Shares under the SPP.
Participation is optional
Participation in the SPP is entirely optional (subject to the eligibility criteria set out in this SPP Offer Document). The offer to acquire New Shares under the SPP is not a recommendation to purchase New Shares. If you have any questions about the SPP or are in any doubt about whether you should participate in the SPP or how participation in the SPP will affect you, you should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the offer of New Shares under the SPP. The Company also recommends that you monitor the Company’s Share price, which can be found at the Company’s website at www.simsmm.com or in the financial pages of major Australian metropolitan newspapers or on the ASX website at www.asx.com.au (ASX code: SGM). If you do not wish to participate in the SPP, you do not need to do anything.
Applications may be scaled back
The Company is targeting to raise $75 million under the SPP. The Company reserves absolute discretion regarding the amount raised under the SPP and the exercise of the right to scale back the SPP, including if it receives applications from Eligible Shareholders exceeding $75 million or if the Company is not satisfied that a certification made by you is true, complete and not misleading. If there is a scale back, the Company may in its absolute discretion determine to apply the scale back to the extent and in the manner that it sees fit.
If there is a scale back you may receive less than the parcel of New Shares for which you have applied. If a scale back produces a fractional number of New Shares when applied to your parcel, the number of New Shares you will be allocated will be rounded up to the nearest whole number of New Shares. In the event of a scale back the difference between the application monies received, and the number of New Shares allocated to you multiplied by the SPP issue price, will be refunded to you.
SPP issue price
Under the SPP, Eligible Shareholders have an opportunity to subscribe for up to $15,000 of New Shares at the SPP issue price, being the lesser of:
•	$ 21.00, being the offer price under the Placement; and

•	the volume weighted average price of the Company’s Shares traded in the ordinary course on the ASX over the 5 trading days up to, and including, the day on which the SPP is scheduled to close (that day being Tuesday, 15 December 2009), rounded down to the nearest cent.
This means that the most that an Eligible Shareholder will pay is $21.00 per New Share, the same price as paid by institutional investors for Shares under the Placement. The Company will determine the final SPP issue price after the SPP closes, which is scheduled to occur on Tuesday, 15 December 2009.
You should note that the Company’s Share price may rise or fall between the date of the

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
SPP and the date when New Shares are allotted and issued to you under the SPP. This means that the price you pay per New Share pursuant to the SPP may be either higher or lower than the Company Share price at the date of the SPP or at the date the New Shares are allotted and issued to you under the SPP. Please refer to the information under “Participation is optional” about how to monitor the current trading prices of Company Shares.
Calculation of the number of New Shares to be issued to you
In the absence of scale back (or any of the circumstances specified on page 6 under “How to apply for New Shares under the SPP”), the number of New Shares to be issued to you will be calculated by dividing the total application monies that you pay for New Shares by the SPP issue price.
Any resulting fractions of a New Share will be rounded up to the nearest whole number of New Shares.
Allotment and trading dates
New Shares are expected to be allotted under the SPP on Wednesday, 23 December 2009 (the “Allotment Date”) and are expected to commence trading on ASX on Thursday, 24 December 2009.
The Company expects to dispatch a confirmation of allotment in respect of any New Shares allotted to you under the SPP on Tuesday, 29 December 2009. You should confirm your holding before trading in any New Shares you believe have been allotted to you under the SPP.
In advance of your receiving your written confirmation of allotment of New Shares, you can check the number of New Shares issued to you under the SPP by using the Computershare Investor Centre at http://www.investorcentre.com/ and following the security access instructions.
Foreign securities restrictions
To the extent that you hold Shares on behalf of another person resident outside Australia or New Zealand, it is your responsibility to ensure that any participation complies with all applicable foreign laws.
The New Shares to be issued under the SPP have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state or other jurisdiction of the United States.
In order to comply with relevant securities laws, the New Shares to be issued under the SPP may not be offered to persons located in the United States or to persons who are, or who are acting for the account or benefit of, U.S. persons.
Because of these legal restrictions, you must not send copies of this SPP Offer Document or any other material relating to the SPP to any person in the United States or who is, or is acting for the account or benefit of, a U.S. person.
Consistent with the warranties contained in this SPP Offer Document and the Application Form included with this SPP Offer Document you may not submit any completed Application Forms for any person in the United States or who is, or is acting for the account or benefit of, a U.S. person. Failure to comply with these restrictions may result in violations of applicable securities laws.
Acknowledgements
By making payment (including through BPAY®) or returning an Application Form or custodian application form, you certify, acknowledge, warrant and represent as true, correct and not misleading to the Company that:
•	you have read and accepted the terms and conditions in this SPP Offer Document in full;

•	you declare that all details and statements in your application are true and complete and not misleading;

•	your application, on the terms and conditions of the SPP set out in this SPP Offer Document (including the Application Form and custodian application form), will be irrevocable and unconditional (that is, it cannot be withdrawn);

•	as at 7.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 24 November 2009, you are recorded on the Company’s Share register as being a registered holder of Shares and having an address in Australia or New Zealand;

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
•	if you have a registered address in New Zealand, you continued to hold Shares as at opening of the SPP on Monday, 30 November 2009;

•	you confirm that you are an Eligible Shareholder and represent and warrant that you are not in the United States and are not a U.S. person and are not acting for the account or benefit of a U.S. person;

•	you acknowledge that the New Shares have not, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States, and the New Shares may not be offered, sold or otherwise transferred unless an exemption from the registration requirements of the U.S. Securities Act is available;

•	you represent that you have not, and you agree that you will not, send any materials relating to the SPP (including this SPP Offer Document) to any person in the United States or to any person who is, or is acting for the account or benefit of, a U.S. person;

•	if you are applying on your own behalf (and not as a custodian):

•	the total of the application price for the following does not exceed $15,000:
•	the New Shares the subject of the application; and

•	any other New Shares issued to you under the SPP or any similar arrangement in the 12 months before the application (NOTE: the Company has not conducted a similar arrangement in the prior 12 months); and

•	any other New Shares which you have instructed a custodian to acquire on your behalf under the SPP; and

•	any other Shares issued to a custodian in the 12 months before the application as a result of an instruction given by you to the custodian to apply for Shares on their behalf under an arrangement similar to the SPP (NOTE: the Company has not conducted a similar arrangement in the prior 12 months);
•	if you are a custodian and are applying on behalf of a beneficiary on whose behalf you hold Shares:
•	you are a custodian (as that term is defined in ASIC Class Order [CO 09/425];

•	your held Shares on behalf of one or more beneficiaries as at 7.00pm (Australian Eastern Daylight Savings Time) on Tuesday, 24 November 2009, who have subsequently instructed you to apply for New Shares on their behalf under the SPP;

•	there are no participating beneficiaries in respect of which the total of the application price for the following exceeds $15,000:
•	the New Shares applied for by you on their behalf under the SPP; and

•	any other Shares issued to you in the 12 months before the application as a result of an instruction given by them to you to apply for Shares on their behalf under an arrangement similar to the SPP (NOTE: the Company has not conducted a similar arrangement in the prior 12 months); and
•	you certify the additional matters or provide the additional information as might be required under or desirable as a result of any ASIC relief in relation to the SPP as advised to you by the Company before close of the SPP;
•	you may be offered New Shares pursuant to the SPP in accordance with all applicable laws, and any acceptance by you on your own behalf or in respect of any person for which you are acting complies with all applicable laws;

•	you accept the risk associated with any refund that may be dispatched to you by direct credit or cheque to your address shown on the Company’s Share registry;

•	you are responsible for any dishonour fees or other costs the Company may incur in presenting a cheque for payment which is dishonoured;

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
•	you agree to be bound by the provisions of the constitution of the Company (as amended, and as it may be amended from time to time in the future);

•	you authorise the Company and its affiliates, officers and representatives to do anything on your behalf necessary for New Shares to be issued to you in accordance with these terms and conditions;

•	you authorise the Company (and its officers and agents) to correct minor or easily rectified errors in, or omissions from, your application and to complete the application by the insertion of any missing minor detail; and

•	the Company may at any time irrevocably determine that your application is valid in accordance with these terms and conditions, even if the application is incomplete, contains errors or is otherwise defective.
Additional information
The offer to purchase New Shares under the SPP is non renounceable. This means that you cannot transfer your right to purchase New Shares under the SPP to anyone else.
No brokerage, commission or other transaction costs are payable to the Company by you in respect of the issue of New Shares under the SPP.
All New Shares issued under the SPP will rank equally with all existing Shares from the date of issue, and therefore will carry the same voting rights, dividend rights and other entitlements as existing Shares.
The offer of New Shares under the SPP is made in accordance with ASIC Class Order [CO 09/425] and any amending or further applicable modifications of the Corporations Act made by ASIC. As a consequence, the Company is relieved from the requirement to prepare a prospectus for the offer of New Shares under the SPP.
The Company has obtained relief from the requirement in paragraph 8 of ASIC Class Order [CO 09/425], which might otherwise be considered to require Eligible Shareholders to provide the Company with a certificate in written form, where the Eligible Shareholder makes a payment using BPAY®.
The Company has also obtained conditional relief to permit custodians to participate in the SPP in respect of certain beneficiaries referred to in the relief as “IDPS clients”. Details of this conditional relief will be made available to custodians upon request. If you believe you are beneficially entitled to Shares which are held through an IDPS (or an investor directed portfolio service) and wish to determine whether or not you may participate in the SPP you should contact your relevant operator, nominee, broker or financial adviser.
Once submitted, applications for New Shares under the SPP cannot be withdrawn or altered.
The Company reserves the right to waive strict compliance with any provision of these terms and conditions, to amend or vary these terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all shareholders even where the Company does not notify you of that event.
The Company reserves the right not to issue New Shares or to issue New Shares to a value less than that applied for under the SPP by an Eligible Shareholder (including a custodian applying on behalf of its beneficiaries) if the Company believes that the issue of those New Shares would contravene any law or the ASX Listing Rules.
In the event that the SPP is terminated prior to the issue of New Shares, all application monies will be refunded. No interest will be paid on any money returned to you.
The Company may make determinations in any manner it thinks fit, including in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any participant or application. Any determinations by the Company will be conclusive and binding on all Eligible Shareholders and other persons to whom the determination relates. The Company’s rights may be exercised by its board of directors (the “Board”) or any delegate of the Board.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
All amounts are in Australian dollars, unless otherwise stated.
Defined words and expressions used in this SPP Offer Document are capitalised.
The SPP is governed by the laws in force in New South Wales. By applying for New Shares under the SPP, you submit to the non-exclusive jurisdiction of the courts of New South Wales.
The SPP is not underwritten.
Further information
If you have any questions in respect of the SPP, please contact the Sims Metal Management SPP Information Line, Monday to Friday, 8.30am — 5.30pm (Australian Eastern Daylight Savings Time) on:

Telephone:	1300 152 179
(within Australia)

Telephone:	+61 3 9415 4681
(outside Australia)
or visit www.simsmm.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
Intentionally Blank

SIMS METAL MANAGEMENT

Sims Metal Management Limited
ABN 69 114 838 630

Computershare

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

For your security keep your SRN/HIN confidential.

SHARE PURCHASE PLAN APPLICATION FORM

This personalised Application Form can only be used in relation to the securityholding represented by the SRN or HIN printed above. This is an important document and requires your immediate attention. If you are in doubt about how to deal with this Application Form, please consult your financial or other professional adviser.

Pursuant to the terms and conditions of the Sims Metal Management Limited (the "Company") Share Purchase Plan ("SPP") contained in the SPP Offer Document dated 30 November 2009, the Company is offering Eligible Shareholders the opportunity to purchase additional fully paid ordinary shares ("New Shares") up to a maximum value of A$15,000.00 per Eligible Shareholder, subject to a minimum application of A$500.00 and in increments of $500.00. The SPP issue price of New Shares under the SPP is set out in the terms and conditions of the SPP Offer Document. Subject to the SPP terms and conditions, the number of New Shares issued to you will be rounded up to the nearest whole number of New Shares if there is any resulting fraction.

By making a BPAY® payment or completing and returning the Acceptance Slip, you agree to be bound by the Constitution of the Company and agree that the submission of this payment or return of the Acceptance Slip constitutes an irrevocable offer to you by the Company to subscribe for New Shares on the terms and conditions of the SPP outlined in the SPP Offer Document. In addition, by submitting the Acceptance Slip below you certify that the aggregate of the application price paid by you for:

- the New Shares the subject of the Acceptance Slip below or BPAY® payment; and
- any other shares and interests in the class applied for by you under the SPP or any similar arrangement in the 12 months prior to the date of submission of the Acceptance Slip below or BPAY® payment **does not exceed $15,000.00**.

Note: Defined terms used in this Application Form have the meaning given in the SPP Offer Document.

METHOD OF ACCEPTANCE

You can apply for New Shares and make your payment utilising one of the payment options detailed overleaf.

105180 - V5

▼ PLEASE DETACH THIS ACCEPTANCE SLIP HERE ▼

Paperclip cheque(s) here. Do not staple.

SIMS METAL MANAGEMENT
Sims Metal Management Limited
ABN 69 114 838 630

Please see overleaf for Payment Options

B PAY

Biller Code: 123456
Ref No: 1234 5678 9012 3456 78

- Applications being a minimum of $500.00 and a maximum of $15,000.00
- Application money must be in increments of $500.00

Payment Details – Please note that funds are unable to be directly debited from your bank account

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque or bank draft payable to "SimsMM SPP Offer" and crossed "Not Negotiable"

Contact Details
Please provide your contact details in case we need to speak to you about this Acceptance Slip

Name of contact person	Contact person's daytime telephone number
	( )

1234567890123456+1234567890-1234+12

Please return completed form to: Computershare Investor Services Pty Limited GPO Box 505 Melbourne VIC 3001 Enquiries (within Australia) 1300 152 179 (outside Australia) 61 3 9415 4681 Securityholder ( SRN ) Reference 000001 000 1301011221012102012221332120133322113 SAM *I1234567890* MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE i 1234567890 I N D SAMPLEVILLE VIC 3030 A For your security keep your SRN/HIN confidential. Entitlemen Number: Record date: 7:00pm(AEDST) 24 SPP opens: 9:00am(AEDST) 30 SPP closes: 5.00pm(AEDST) 15 Share PurchaSe Plan aPPlication Form This personalised Application to the securityholding represented Form can only be used above. This is an in relation by document and requires your oubt about how to deal with immediate attention. Iflt your financial you this are d professional adviser. Pursuant to the terms and ent Limited (the “Company”) Share Purchasened in the SPP conditions of the Sims Metal Managem 30 November 2009, the Company the opportunity to purchase is offering Eligible hares (“New Shares”) Shareholders additional of A$15,000.00 per Eligible application of A Shareholder,$500.00 subject issue price of New and to in a minimum increments set out in the terms and conditions ent. Subject to the SPP terms of the SPP Shares issued to you Offer and Docum conditions, nearest whole number ofaction. New Shares if there is any resulting fr If you do not wish to purchase e is no need to take action. New Shares under the SPP ther By making R payment BPAY or completing and agree to be bound returning the Acceptance by thethat the Constitution Slip, this payment or return revocable offer to of the Acceptance Slip you by constitutes es on the the terms and Company to ir outlined in the SPP Offer ng the Acceptance Slip below Document. In addition, the application price byyou submitti certify that • the New Shares the subject R payment; and of the Acceptance Slip below or BPAY • any other shares and interests ou under the in the SPP class or any similar applied ior to the date of for arrangement by y Acceptance Slip Rpayment does not exceedbelow or BPAY . $15,000.00 Note: Defined terms usedng given in this in the SPP Offer Application Form Document. have the meani METHOD OF ACCEPTANCE You can apply for New Shares and make your payment utilising one The Company may make determinations t, in relation in to any difficulties,may arise inany manner it thinks fi the operation of theon to SPP, any participant or application. Anyhe Company will bewhether generally or in relati Shareholders and other persons ates. The Company reserves to whom the determination e with any provision the right relto of the SPP, to amend or and to suspend or terminate vary those terms andendment,conditions thevariation, SPP any be binding on all Eligible does not notify you of Shareholders even where ay not be withdrawn that the event. Company received by the Company. 105180 — V5 PLEASE DETACH THIS ACCEPTANCE Paperclip Please see overleaf for Payment cheque(s) Biller 123456 Code: here. Do not Ref1234 5678No: staple. I/We wish to purchase a parcel of * Applications being a minimum New Shares to the dollar amount of: A$ Application money must be in * This amount may be subject to scale-back in accordance with the terms and Note: If you are applying as a custodian on behalf of more than one beneficiary, Payment Detailsds are unable Please directly debited noteto that m your bank account be fun fro Drawer Cheque number BSB numberAccount number Cheque amount A$ Make your cheque or bank draft payable to “SimsMM SPP Offer” Contact Details Please rovide your p details contact eed in case to speak to about this Acceptance Slip we n you Name of contact person Contact person’s ime telephone dayt ()

How to accept the offer under the Share Purchase Plan

Contact Details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding the Acceptance Slip overleaf.

Payment Details

By making a BPAY® payment or by returning an Acceptance Slip together with a cheque, bank draft or money order, you confirm that you agree to all of the terms and conditions of the SPP as enclosed with this Application Form in the SPP Offer Document.

Option 1: Paying by BPAY®

If you are paying by cheque, bank draft or money order, the Acceptance Slip must be received by Computershare Investor Services Pty Limited ("CIS") by no later than 5.00pm (AEDST) on 15 December 2009. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. New Zealand shareholders will need to affix the appropriate postage. Return the Acceptance Slip with a cheque, bank draft or money order attached. Neither CIS nor the Company accepts any responsibility if you lodge the Acceptance Slip at any other address or by any other means.

Your cheque, bank draft or money order must be made payable to '**SimsMM SPP Offer**' in Australian currency and crossed "Not Negotiable". Your cheque or bank draft must be drawn on an Australian branch of a financial institution. Please ensure you submit the correct amount. Incorrect payments may result in your Application being rejected. Complete cheque details in the boxes provided. **Please note that funds are unable to be directly debited from your bank account.**

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s), bank draft(s) or money order(s) to the Acceptance Slip overleaf where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

SPRB

Custodians

If you are a Custodian within the definition of ASIC Class Order [CO 09/425] you must submit a custodian certificate to the Company or CIS. If you did not receive a custodian certificate, please contact CIS. If you need further information to determine whether you are a custodian, please refer to the SPP terms and conditions which accompanied this Application Form in the SPP Offer Document, or contact CIS.

Privacy Statement

Personal information is collected on this Application Form by CIS, as registrar for share issuers ("the issuer"), for the purpose of maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

SGM

If you have any enquiries concerning this Application Form or the offer of New Shares under the SPP, please contact CIS on 1300 152 179 (if within Australia) or +61 3 9415 4681 (if outside Australia).

This Application Form may not be used to notify your change of address. For information, please contact CIS on 1300 850 505 or visit www.computershare.com (certificated/issuer sponsored holders only).

105180 - V4

Payment Options:

B PAY

Biller Code: 123456

Ref No: 1234 5678 9012 3456 78

Telephone & Internet Banking – BPAY

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

How to accept the offer Contact Details Enter the name of a contact person and telephone number. These Slip overleaf. Payment Details You can apply for New Shares by utilising the payment options By making R payment BPAY or by returning an Acceptance Slip together terms and conditions of the SPP as enclosed with this Option 1: Paying by BPAY R If you are applying for New Shares R, you do not need to return the and your payment is being be received by no later than 5.00pm (AEDST) on 15 December off times with regards to electronic payment, and should ensure that funds R are received by this time. submitted through BPAY Option 2: Paying by cheque, bank draft or money order If you are paying by cheque, bank draft or money order, the no later than 5.00pm (AEDST) on 15 December 2009. You should Australia. New Zealand shareholders will need to affix the Neither CIS nor the Company accepts any responsibility if you Your cheque, bank draft or SimsMM SPP money” in Australian currency andorder Offer must be made payable or bank draft must be drawn on an Australian branch of a in your Application being rejected. Please note that funds areComplete cheque details bank account. S P R B Cheques will be processed on the day of receipt and as such, may not be re-presented and may result in your Application to the Acceptance Slip overleaf where indicated. Cash will Custodians If you are a Custodian within the definition of ASIC Class receive a custodian certificate, please contact CIS. If you conditions which accompanied this Application Form in the SPP PrivacytStatemen Personal information is collected on this Application Form by shareholders, facilitating distribution payments and other bodies corporate, to external service companies such as print details of your personal information held by CIS, or you would accordance with the Corporations Act 2001, you may be sent communications. You may elect not to receive marketing material S G M e-mail privacy@computershare.com.au If you have any enquiries concerning this Application Form or Australia) or +61 3 9415 4681 (if outside Australia). This Application Form may not be used to notify your change www.computershare.com (certificated/issuer sponsored holders 105180 — V4 Payment Options: *I1234567890* Biller 123456 Code: By Mail Sims Metal Management Ref1234 5678 9012 3456 78 No: SPP Offer Computershare Investor Entitlement Number: Telephone & Internet Banking PAY B Services Pty Limited Call r bank, you credit or building union GPO Box 505 society to maket from your this paymen Melbourne VIC 3001 SAMPLE CUSTOMER cheque r savings o ore info: account. M SAMPLE STREET www.bpay.com.au SAMPLE STREET SAMPLE STREET SAMPLE STREET SAMPLETOWN TAS 7000